Filed by CIENA Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Commission File No. 0-30633
Subject Company: ONI Systems Corp.

TRANSCRIPT OF GARY SMITH’S REMARKS TO EMPLOYEES

[Voice over of CIENA logo: LADIES AND GENTLEMEN OUR PRESIDENT AND CEO, GARY SMITH]

•	GOOD MORNING OR GOOD AFTERNOON, DEPENDING UPON WHERE YOU ARE IN THE WORLD.

•	EARLIER TODAY, CIENA ANNOUNCED THE ACQUISITION OF ONI SYSTEMS AND ANNOUNCED OUR AGREEMENT TO COMBINE, FORMING A NEW, NEXT-GENERATION OPTICAL NETWORKING LEADER.

•	STRATEGICALLY THE COMBINATION OF CIENA AND ONI MAKES SENSE FOR A HOST OF REASONS.

•	IT WILL ONCE AGAIN SET CIENA APART FROM OTHER MAJOR EQUIPMENT VENDORS, POSITIONING US TO OFFER SERVICE PROVIDERS THE MOST COMPREHENSIVE PORTFOLIO OF NEXT-GENERATION PRODUCTS.

•	IT WILL ALSO PROVIDE THE SCALE AND EXPERIENCE TO DELIVER INTEGRATED, EFFICIENT, COST-EFFECTIVE, AND LEADING-EDGE SOLUTIONS.

•	SOLUTIONS THAT SPAN A CARRIER’S NETWORK FROM OPTICAL CORE TO THE OPTICAL EDGE. SPECIFICALLY ONI BRINGS TREMENDOUS EXPERIENCE IN THE SERVICE AND APPLICATION AT THE EDGE OF THE NETWORK.

•	CIENA DRAMATICALLY EXPANDS, WITH THIS ACQUISITION, ITS METROPOLITAN PRESENCE BY ACQUIRING ONI SYSTEMS, THE METROPOLITAN NETWORKING LEADER.

•	THESE BENEFITS ALSO FURTHER ENABLE US TO HELP OUR CUSTOMERS REDUCE THEIR COSTS AND INCREASE THEIR EARNINGS. IT’S A CRITICAL ISSUE AS MOST OF YOU KNOW RIGHT NOW.

•	MUCH OF THE RATIONALE OF THIS UNION COMES FROM THE SYNERGIES THAT CAN BE GAINED BY CIENA AND ONI JOINING FORCES — SHARING RESOURCES.

•	TOGETHER, WE CAN COMBINE OUR EFFORTS, CONSOLIDATE OUR RESOURCES, AND TARGET NEW MARKET OPPORTUNITIES.

•	OF COURSE, THIS TRANSACTION IS SUBJECT TO VARIOUS CONDITIONS AND APPROVAL BY APPROPRIATE GOVERNMENT AGENCIES AND THE STOCKHOLDERS OF CIENA AND ONI.

•	BOTH CIENA’S BOARD OF DIRECTORS AND ONI’S BOARD OF DIRECTORS HAVE ALREADY APPROVED THIS TRANSACTION.

•	WE EXPECT THIS TRANSACTION COULD CLOSE DURING THE SECOND OR THIRD QUARTER OF CALENDAR 2002.

•	UPON CLOSING, THE COMBINED COMPANY WILL RETAIN THE CIENA NAME AND WILL BE HEADQUARTERED IN LINTHICUM.

•	I APPRECIATE YOUR SUPPORT FOR THIS ENDEAVOR AND LOOK FORWARD TO TALKING WITH YOU AS I TRAVEL THROUGHOUT THE COMPANY.

•	I WOULD ASK YOU TO EMBRACE THIS CHANGE AND ACQUISITION AND TO WELCOME OUR NEW FRIENDS FROM ONI. I BELIEVE THIS WILL CREATE A POWERHOUSE OF THE NEXT GENERATION COMPANY.

•	THANK YOU.

           These remarks include certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The forward-looking statements in this document include statements about future financial and operating results and the proposed CIENA/ONI transaction. These statements are based on our expectations and are naturally subject to uncertainty and changes in circumstances. Actual results could vary materially from the expectations contained herein. The following factors, among others, could cause actual results to differ materially from those described herein: inability to obtain, or meet conditions imposed for, governmental and other approvals for CIENA’s acquisition of ONI, including stockholder approval, the risk that the CIENA and ONI businesses will not be integrated successfully; the costs related to the merger; and other economic, business, competitive and/or regulatory factors affecting CIENA’s and ONI’s business generally. There can be no assurance that the contemplated advantages will be achieved upon any consummation of the merger. More detailed information about these and other factors is set forth in CIENA’s and ONI’s filings with the Securities and Exchange Commission, including CIENA’s Annual Report filed on Form 10-K for the fiscal year ended October 31, 2001, especially in the Management’s Discussion and Analysis section and its Current Reports on Form 8-K and ONI’s Annual Report filed on Form 10-K for the fiscal year ended December 31, 2000, and subsequent Forms 10-Q, particularly in the Management’s Discussion and Analysis section and under Factors That May Affect Future Results, and its Current Reports on Form 8-K. CIENA and ONI are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

          CIENA, its directors, executive officers and certain other members of management and employees may be soliciting proxies from CIENA stockholders. ONI, its directors, executive officers and certain other members of management and employees may be soliciting proxies from ONI stockholders.

          INVESTORS ARE URGED TO READ THE PROXY STATEMENT — PROSPECTUS RELATING TO THE FOREGOING TRANSACTION THAT CIENA EXPECTS TO FILE WITH THE SEC BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE PROXY STATEMENT — PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC BY CIENA AND ONI MAY BE OBTAINED WHEN THEY BECOME AVAILABLE FOR FREE AT THE SEC’S WEB SITE, WWW.SEC.GOV. THE PROXY STATEMENT-PROSPECTUS AND THESE OTHER DOCUMENTS MAY ALSO BE OBTAINED FOR FREE FROM CIENA OR ONI. REQUESTS TO CIENA MAY BE DIRECTED TO CIENA, 1201 WINTERSON RD., LINTHICUM, MD, 21090-2205, ATTENTION: INVESTOR RELATIONS. REQUESTS TO ONI MAY BE DIRECTED TO 5965 SILVER CREEK VALLEY ROAD, SAN JOSE, CA 95138, ATTENTION: INVESTOR RELATIONS